Filed by Illumina, Inc.
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Solexa, Inc.
Commission File No. 000-22570
The following presentation materials, which may be used in future presentations in whole or in part, in the same or in a different order, separately or with other materials, relate to Solexa, Inc.:

(NASDAQ: SLXA) Advancing Genetic Analysis One Billion Bases at a Time November 2006

Solexa, Inc. This presentation contains "forward-looking" statements, including statements related to the current views of Solexa management as to future products, product development, the expansion and success of Solexa's commercial application of its novel genetic analysis technology including the timing of meeting performance specifications under the Early Access program, the expansion and success of Solexa's commercial application of its genomics technologies and the scientific utility and demonstrations of Solexa's technology, including the sequencing of a human genome, the availability of adequate funding for Solexa and the future financial performance of Solexa. Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "predicts," "expects," "envisions," "hopes," "estimates," "intends," "will," "continue," "may," "potential," "should," "confident," "could" and similar expressions are intended to identify forward-looking statements. There can be no assurance that such expectations of any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. There are a number of important factors that could cause the results of Solexa to differ materially from those indicated by these forward-looking statements including, among others, risks detailed from time to time in the Company's SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2005 and its Form 10-Q for the quarter ended September 30, 2006. Solexa does not undertake any obligation to update forward-looking statements. Among the important factors that could cause actual results to differ materially from those in any forward-looking statements relating to the proposed merger between Solexa and Illumina are the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Illumina or Solexa stockholders to approve the transaction; the failure of Illumina or Solexa to satisfy the other conditions to the transaction; the risk that the businesses will not be integrated successfully; the risk that the anticipated synergies and benefits from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional important factors that may affect future results are detailed in Illumina's and Solexa's filings with the Securities and Exchange Commission (the "SEC"), including their recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand. Solexa and Illumina disclaim any intent or obligation to update these forward-looking statements. Additional Information In connection with the proposed merger, Illumina will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Illumina and Solexa that also constitutes a prospectus of Illumina. Illumina and Solexa will mail the joint proxy statement/prospectus to their respective stockholders. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other related documents filed by Illumina and Solexa with the SEC at the SEC's website at www.sec.gov. The joint proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Illumina's website at www.illumina.com under the tab "Investors" and then under the heading "SEC Filings" or by accessing Solexa's website at www.solexa.com under the tab "Investors" and then under the heading "SEC Documents." Participants in the Solicitation Illumina and Solexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Illumina's executive officers and directors in Illumina's definitive proxy statement filed with the SEC on April 26, 2006. You can find information about Solexa's executive officers and directors in their definitive proxy statement filed with the SEC on August 31, 2006. You can obtain free copies of these documents by using the contact information provided at Illumina's or Solexa's website.

Investment Highlights: Dramatically Lowering the Cost of DNA Sequencing 1G Genome Analyzer (Initial System) 100x lower cost than today's standard $1 billion addressable genetics research segment Customer shipments began in 1st half 2006 Strong competitive position Confidence Behind the Products Proof-of-principle data Seasoned management team Strong intellectual property Business model: instruments and consumables Well defined and achievable milestones

Solexa

Solexa Genome Analysis System

System Components		Indicative List Pricing
Instruments	• 1G Genome Analyzer	~$400K
Consumables	• Flow cells • Sequencing reagents • Cluster reagents • Sample prep reagents	$100K - $200K per instrument per year
Other	• Cluster station • Warranty • Training • Software	

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November 2006

Solexa 1G Genome Analyzer

Solexa Reagents

8-Channel Flowcell

- San Francisco Area
  - **Corporate Headquarters**
  - Instrument and software development expertise
  - Existing DNA sequencing-based services business
  - Formerly Lynx Therapeutics

- Cambridge, UK
  - **European Headquarters**
  - Advanced DNA sequencing biochemistry & bioinformatics expertise
  - 1998 spin-out from Cambridge University
  - Solexa, Ltd.

- **Solexa, Inc.**
  - ~175 employees at October 31, 2006
  - Public (NASDAQ: SLXA)

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November 2006

Key Technology Advantages Solexa Conventional (ABI) Basic operating scale Microscopic Macroscopic Spacing between samples 4-5 microns (1 mm times smaller) 4-5 millimeters (384-well microtiter plate) Sequences in parallel Up to 40 million 96 Bases per sample prep > 1 billion per chip 850 per well Instrument time per human genome < 0.5 machine years 50 machine years Consumables per human genome 60 chips Stack of 384-well plates 9x higher than Empire State Building Human genome cost $100,000 (affordable at lots of labs) $15 million (unaffordable at almost every lab)

Solexa Technical Approach DNA Clusters About 500 DNA copies per cluster Each about 1 micron in diameter Amplify DNA Sequencing Chemistry Extend by one base each step 4 fluorescent colors correspond to the 4 bases Computer- controlled imaging: tens of millions of clusters in parallel Solexa digital image Bind single DNA molecules to surface

Single Tile 4-Color Overlay

Rapid Technical Progress


Growth in Sequencing Output
Log Scale
Bases
10 bn
100 mm
1 mm
10 K
100
1
17
5.5K
162K
155M
3BN
• End-to-end tech. demo
• SNP detection
• Hompolymers (TTTTTTT)
• High thruput
• Hompolymers (up to 31bp)
• Dinucleotide repeats
• High coverage uniformity
• Minimal system. bias
• High raw read accuracy
• Pair-end proof of principle
• 50bp reads
• Initial human genome data
• Largest ever next-gen seq project
• 2.6Gb
• High accuracy
• Draft in 2006
• Complete in 2007
Oligo
Dec'04
PhiX-174
Mar'05
Human BAC
Oct'05
AGBT
Feb'06
X-Chrom.
Oct'06
Human Genome
2006/07

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November 2006

Application Road Map Sequencing Whole genome resequencing Candidate region/gene resequencing De novo sequencing with paired-end reads 2006 application Expression Whole genome gene expression Whole genome small RNA discovery and quantitation Degraded RNA Clinical samples, eg FFPE

Complementary to Hybridization Microarrays Feature Application »Open system ^ Non-standard species (any other than human, mouse or rat) »Array validation ^ Compete against quantitative PCR »Amenable to very small pieces of RNA ^ Small RNA (micro-RNA, siRNA) ^ Clinical samples, eg degraded RNA, FFPE »Digital: sequence and count each transcript ^ Ultra high sensitivity assays ^ Heterogeneous samples

$1B Addressable Research Market Today

	Addressable *Million*	Total *Billion*
Sequencing	$473	$1.15
Expression Profiling		1.13
Whole Genome Gene Expression	342	
Array Validation (RT-PCR, Northern Blot)	135	
Small RNA (Array, RT-PCR)	77	
TOTAL	**$1,027**	**$2.28**

*Sequencing participants: **Applied Bio****, *Amersham, Beckman*
*Expression participants: **Affymetrix****, *Applied Bio, Agilent, Illumina*
Other sample preparation: Ambion, Amersham, Enzo, Invitrogen

Market leader

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November 2006

Solexa Genome Analysis System

Instrument Production Line

Product Life Cycle Margins Attractive gross margins on instruments and consumables are typical Sale cycle Early sales to genome centers not dependent on government grant funding cycle Controlled ramp based on customer support requirements Hypothetical Revenue Ramp Hypothetical Revenue Ramp

Affymetrix Revenue Ramp Introduction of New DNA Analysis Platform $200M revenue run rate in three years cumulative $311M revenue (instruments plus consumables) ABI sequencer ramp has been even faster Eg, cumulative $476M for 3700 in first three years (instruments only; consumables extra) Eg, 1,000 3700's sold in 11 months

Cancer Genome Project Large human re-sequencing project proposed to understand the genetic basis of the 50 most prevalent cancers Pilot funding $100M begins in 2006 (NCI & NHGRI) Total project estimated to cost $1.5B 15,000 samples x $100k each Would require approx > 750 Solexa instruments operating non-stop for five years Over 50% of the project's funding may flow through to platform manufacturers for instruments and consumables

Solexa Genome Initiative Sequence human genome to draft level in 2006; complete in 2007 HapMap sample Well characterized: HapMap genotyping, selected sequencing Scientifically important: scientists worldwide can validate data Not a "celebrity genome" Fully consented for public data release Multiple data milestone Demonstration project for customers Yoruba from Ibadan Nigeria

Early Access Program Mission: prepare for growing installed base in 2006 Obtain customer feedback through controlled roll-out Enhance system performance and robustness Hone operations and field support activities November 2006 announcement 6 units shipped to three genome centers Growing order pipeline Genome centers, core labs, industry (pharma/biotech) US and international Sequencing, gene expression

Diversified Potential Customer Base Accessible with initially small salesforce Existing Solexa customers (mRNA & micro-RNA service) Genome centers Core labs who already have top-of-the-line DNA sequencers, gene expression instrumentation Commercial DNA sequencing services Pharma & biotech DNA sequencing and gene expression core facilities

CEO Profile: John West Joined Solexa August 2004 Former VP, DNA Platforms, Applied Biosystems $1 billion business Led development & launch of DNA sequencer currently used by every major genome center Former CEO, Princeton Instruments High-end low-light scientific imaging (incl single DNA molecules) 10x revenue growth to $40M without outside investment or debt Sold to Roper Scientific (public) in 1997 MIT engineering degrees, Wharton MBA Early work in automated DNA sequencing (1982)

Experienced Management Team John West CEO Previously responsible for world's largest DNA business Peter Lundberg VP & CTO 19 years at Perkin Elmer / Applied Biosystems; VP R&D responsible for all ABI DNA instruments Richard Lussier VP of Sales & Field Ops 12 years at Applied Biosystems; Fluidigm, MJ Research, Celera Genomics Frank Oaks, PhD VP, DNA Sequencing Svcs. 14 years at Applied BioSystems, led development of latest generation high-end sequencer Omead Ostadan VP of Marketing 8 years at Applied Biosystems; launched ABI's 3730 state-of-the art sequencing instrument Linda Rubinstein VP & CFO Formerly at Lehman Brothers, ChemoCentryx (private) Brock Siegel, PhD COO 26 years in Operations, R&D; 15 years at Applied Biosystems; Millipore, Henkel Tony Smith, PhD VP & CSO 20 years at Amersham, 22 in industry; managed 200-person R&D group

Intellectual Property Over 50 US patents issued Over 25 US patents pending Priority dates from 1993 Our IP predates incorporation of most of our competitors! Early IP in single molecule sequencing Particular focus on sequencing-by-synthesis IP covers biochemistry, instrumentation and applications Internal IP already bolstered by key IP acquisitions Manteia DNA cluster technology: Q2'04 Hiatt reversible terminator technology: Q2'05

Financial Summary in millions Q3'06^ Q3'06^ Net cash $47.1# $47.1# Net loss (LTM) $32.7* $32.7* Net cash burn (LTM) $33.2* $33.2* Service business revenue (old Lynx; LTM) Service business revenue (old Lynx; LTM) $3.6+ * Excludes bank loan and PIPE financings LTM = Latest 12 months * Excludes bank loan and PIPE financings LTM = Latest 12 months * Excludes bank loan and PIPE financings LTM = Latest 12 months $50 million equity investment by Illumina

2005 Accomplishments Completed Solexa / Lynx business combination - March Sequenced PhiX174: first (viral) genome - March Built first batch of laser instruments - Aug/Sep Sequenced human DNA - October Introduced Solexa Genome Analysis System Raised $97.5 million - Apr/Nov Bolstered IP with key patent allowance, acquisition Expanded management team 2005 Accomplishments ^ Peter Lundberg, VP & CTO ^ Omead Ostadan, VP of Marketing ^ Gary Schroth, Director, Gene Expression Applications R&D ^ Linda Rubinstein, VP & CFO ^ David Bentley, Chief Scientist ^ Svilen Tzonev, Senior Director, Software, Bioinformatics & IT

Near Term Milestones

2006	√ First Solexa 1G instrument shipments
	√ Hire VP Sales & Field Operations; continue to build team
	√ Hire COO; continue to build manufacturing
	• First Solexa 1G service business projects
	• Launch application suite:
	  √ Whole genome re-sequencing
	  – Gene expression
	  – Other
	• Build backlog, ship more units
	• Sequence a human genome (draft level)

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November 2006

Investment Highlights: Dramatically Lowering the Cost of DNA Sequencing 1G Genome Analyzer (Initial System) 100x lower cost than today's standard $1 billion addressable genetics research segment Customer shipments began in 1st half 2006 Strong competitive position Confidence Behind the Products Proof-of-principle data Seasoned management team Strong intellectual property Business model: instruments and consumables Well defined and achievable milestones

(NASDAQ: SLXA) Advancing Genetic Analysis One Billion Bases at a Time Appendix

Cycle 1 Cycle 2 Cycle 3 Cycle 4 Cycle 5 Cycle 6 Cycle 7 Cycle 8 Cycle 9 Nine Cycles of Solexa DNA Sequencing T G C T A C G A T ... T T T T T T T GT ...

Technical Proof-of-Principle: Read-Lengths for Human Genome Re-sequencing Read-Lengths for Human Genome Re-sequencing Read-Lengths for Human Genome Re-sequencing Very high accuracy 25 base read-length will cover the most important 80% of genome Sequence reads which map uniquely to the human genome Error rates for raw data and corrected and filtered data Cycles Error Rate 0 1 2 3 4 5 0 5 10 15 20 cycle number % error Q20 + phase correction + initial data + filtering

Technology Outline Randomly fragment DNA Covalently attach single DNA molecules to flow cell surface Amplify DNA to form random array of clusters Massively parallel short-read sequencing Align reads to reference sequence Determine sequence differences

Sequenting Technology Overview

Board of Directors CEO of Solexa John West ValueAct Capital Mason Morfit Co-founder, Amadeus Capital Partners Hermann Hauser, PhD Formerly CEO and chairman, Dionex Blaine Bowman i2R; formerly Mettler-Toledo, Perkin- Elmer Stephen Allen, PhD Formerly CFO, First Health Group Joseph Whitters Co-founder and former CEO, Incyte Roy Whitfield

Scientific Advisory Board University of Cambridge, England John Todd Chairman, Solexa Ltd. Tim Rink Cambridge University David Klenerman (Founder) Wellcome Trust Sanger Institute Richard Durbin Penn State Stephen Benkovic Cambridge University Shankar Balasubramanian (Founder) Former NHGRI Advisory Council member, Glaxo, Merck Alan Williamson (Chair) University of Washington, Seattle Bob Waterston

COST TO SEQUENCE 15 GENOMES OVER 5 YEARS Instrument $400K Consumables 1,000K ($200K/year x 5 years)* Labor 100K TOTAL $1,500K over 5 years COST PER GENOME $100K per genome * 24/7 usage at high end genome centers * NB: we intend to have a much lower cost 2nd generation out over this timeframe Getting to the $100,000 Genome

Installed Instrument Unit Data Affymetrix(1) > 1,400 Applied Biosystems Model 3700(1,2) > 1,800 Sequencers at top genome centers (Oct'05)(3) 625 Washington Univ. 136 MIT/Harvard 130 Joint Genome Institute 100 Venter Institute 100 Baylor College of Medicine 85 Sanger Centre (UK) 110 (1) company earnings release; (2) UBS market research; (3) Solexa estimated